May 19, 2017

Frankly Inc.

333 Bryant Street, Suite 240

San Francisco, CA 94107

Dear Sirs:

Re: Frankly Inc. - Public offering of Units

You have requested our opinion with respect to certain matters in connection with the filing by Frankly Inc., a corporation governed by the laws of British Columbia (the “ Company ”), of a Registration Statement on Form S-1 dated November 14, 2016, as amended on January 11, 2017 and as further amended on February 1, 2017, April 18, 2017, May 11, 2017 and May 19, 2017 (the “Registration Statement”) with the United States Securities and Exchange Commission, covering an underwritten public offering (the “Offering”) of up to an aggregate of 2,400,000 units of the Company (the “Units”). Each Unit consists of one common share in the capital of the Company (the “Unit Shares”), and one common share purchase warrant (a “Warrant”).

In addition, up to an additional 360,000 units of the Company may be sold by the Company pursuant to the exercise of an over-allotment option granted to the underwriters (the “Over-Allotment Units”). Each Over-Allotment Unit comprises one additional common share (each an “Over-Allotment Share”) and one additional warrant (the “Over-Allotment Warrants”) exercisable to purchase one additional common share (the “Over-Allotment Warrant Shares”) on the same terms as the Warrants.

The Company has also agreed to issue to the underwriters in the Offering warrants to purchase that number of Units as is equal to 6.5% of the aggregate number of Units and Over-Allotment Units, if any, sold in the Offering (collectively, the “Underwriters’ Units”).

In connection with this opinion, we have examined and relied upon (a) the Registration Statement and related prospectus, (b) the Company’s Notice of Articles and Articles, as currently in effect, and (c) originals or copies certified to our satisfaction of such records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. We have assumed the genuineness and authenticity of all documents submitted to us as originals, and the conformity to originals of all documents submitted to us as copies where due execution and delivery are a prerequisite to the effectiveness thereof. As to certain factual matters, we have relied upon a certificate of officers of the Company and have not sought to independently verify such matters. Our opinion is expressed only with respect to the laws of the Province of British Columbia.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Unit Shares, the Warrant Shares, the Over-Allotment Shares, the Over-Allotment Warrant Shares, the common shares underlying the Underwriters’ Units and the common shares underlying the warrants underlying the Underwriters’ Units have each been duly authorized, and upon the receipt of the consideration therefor in accordance with the terms of the underwriting agreement and the terms of the applicable warrants, the Unit Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares, Underwriters’ Unit shares and Underwriters’ Unit warrant shares will be validly issued, fully paid and non-assessable common shares.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and related prospectus and the reference to our firm under the caption “Legal Matters” in the Registration Statement. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable law.

Yours truly,

/s/ Fasken Martineau DuMoulin LLP